

SECURITI

06050517

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

OCT 0 2 2006

210

SEC FILE NUMBER

8-37375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____7/01/05____ AND ENDING____6/30/06____
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 Morristown Road

(No. and Street)

Bernardsville	NJ	07924
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Hanson-Imperatore   908-204-0710

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.

(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 0 1 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Deborah Hanson-Imperatore_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hanson-Imperatore Securities, Inc.,_____, as of __June 30_____, 20_06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
JEFFREY KARL
Notary Public
State of New Jersey
My Commission Expires Apr 5, 2011
```

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Financial Statements
Year Ended June 30, 2006

HANSON-IMPERATORE SECURITIES, INC.

Table of Contents



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Shareholder Of

    Hanson - Imperatore Securities, Inc.
    Morristown, New Jersey

        We have audited the accompanying statement of financial condition of Hanson - Imperatore Securities, Inc. as of June 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson - Imperatore Securities, Inc. at June 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stated of America.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
August 15, 2006

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75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601   201.487.7744   FAX: 201.487.8848   E-MAIL: tc@tccpa.net   www.tccpa.net

HANSON-IMPERATORE SECURITIES, INC.

Statement of Financial Condition
June 30, 2006

ASSETS

Current Assets:	
Cash and cash equivalents	$ 177,203
Marketable securities, at fair value	8,970
Total current assets	186,173
Total Assets	$ 186,173

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 3,500
Corporate income taxes payable	1,430
Total current liabilities	4,930
Stockholder's Equity:	
Common stock, no par, stated value $100; 1,000 shares authorized; 250 shares issued and outstanding	25,000
Additional paid-in capital	8,000
Retained earnings	142,573
Accumulated other comprehensive gain	5,670
Total stockholder's equity	181,243
Total Liabilities and Stockholder's Equity	$ 186,173

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Income
Year Ended June 30, 2006

Revenues:	
Fee income	$ 126,106
Interest income	2,240
	128,346
Expenses:	
Commissions	97,500
Professional fees	5,550
Office	2,467
Insurance	150
	105,667
Income Before Provision For Corporate Income Taxes	22,679
Provision For Corporate Income Taxes	4,910
Net Income	17,769
Other Comprehensive Income, Net of Tax:	
Unrealized Gain on Marketable Securities	3,312
Comprehensive Income	$ 21,081

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2006

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Gain (Loss) |
	Number Of Shares	Amount			
Beginning of Year	250	$ 25,000	$ 8,000	$ 124,804	$ 2,358
Comprehensive Gain			0	0	3,312
Net Income			0	17,769	0
End of Year	250	$ 25,000	$ 8,000	$ 142,573	$ 5,670

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2006

Cash Flows From Operating Activities		
Net income	$	17,769
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in operating liabilities -		
Accounts payable		(3,350)
Corporate income taxes payable		(2,493)
Net Cash Provided by Operating Activities		11,926
Net Increase in Cash and Cash Equivalents		11,926
Cash and Cash Equivalents - Beginning of Year		165,277
Cash and Cash Equivalents - End of Year	$	177,203

Supplemental Cash Flow Disclosures:

Cash paid during the year for:		
Income taxes	$	7,462

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Notes To Financial Statements
June 30, 2006

1. General

Hanson-Imperatore Securities, Inc. (the "Company") was incorporated on December 23, 1986 in the State of New Jersey. The Company's principle business is to broker direct participation programs to the public.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Securities Available for Sale –

Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places temporary cash investments with well regarded financial institutions, thereby limiting the amount of credit risk.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Notes To Financial Statements (Continued)
June 30, 2006

3. Related Party Transactions

The Company provides all of its services to affiliates related through common ownership. For the year ended June 30, 2006, the Company provided management services to these affiliates and recognized income in the amount of $126,106.

The Company shares office space with an affiliate related through common ownership on a rent-free basis.

4. Marketable Securities

The following table reflects the cost and fair values of securities held at June 30, 2006:

	Cost	Unrealized Gain on Securities	Fair Market Value
Available-for-Sale Equity Securities	$ 3,300	$ 5,670	$ 8,970

5. Accumulated Other Comprehensive Income

The balance of accumulated other comprehensive income at June 30, 2006 was as follows:

	Unrealized Gain on Securities
Beginning balance	$ 2,358
Current period change	3,312
Ending balance	$ 5,670

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
June 30, 2006

Net Capital:

Total stockholder's equity	$	181,243
Haircut on Securities - Stocks		(1,346)
Net capital	$	179,897

Aggregate Indebtedness –

Accounts payable	$	3,500
Corporate income taxes payable		1,430
Total Aggregate Indebtedness	$	4,930

Computation of Basic Net Capital Requirements:

Minimum net capital required (see Note A below)	$	5,000
Excess Net Capital	$	174,897
Ratio: Aggregate Indebtedness to Net Capital		.03 to 1

Reconciliation with Company's computation (included in Part II of
Form X-17A-5 as of June 30, 2006):

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	177,919
Allowable assets erroneously reported as non-allowable		3,312
Haircut not reported on focus report		(1,346)
Reduction of liabilities		12
Net Capital per above	$	179,897

Note A:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation For Determination of Reserve Requirements Under Rule 15c3-3
Of The Securities and Exchange Commission
June 30, 2006

Note:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (i) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.



<u>Independent Auditors' Report On Internal Control</u>

To The Shareholder Of

        Hanson - Imperatore Securities, Inc.
        Morristown, New Jersey

        In planning and performing our audit of the financial statements of Hanson - Imperatore Securities, Inc. for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

        Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

        The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

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<u>Independent Auditors' Report On Internal Control</u>

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
August 15, 2006

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